**ZELGOR, INC.**
A Delaware Corporation


Financial Statements (Unaudited) and
Independent Accountants' Review
Report


December 31, 2019

**ZELGOR, INC.**

For the Years Ended December 31, 2019 and December 31, 2018

Table of Contents





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Zelgor Inc.
Boston, Massachusetts

We have reviewed the accompanying consolidated financial statements of Zelgor Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has negative working capital and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Fruci & Associates II, PLLC*

Spokane, Washington

April 8, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

**ZELGOR INC.**
Balance Sheets
(Unaudited)

| | December 31, | December 31, |
|---|---|---|
| | **2019** | **2018** |
| **Assets** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 22,295 | $ 35,405 |
| Total current assets | 22,295 | 35,405 |
| | | |
| Software development costs, net of accumulated amortization | 78,919 | 48,768 |
| Equipment, net of accumulated depreciation | 1,141 | 1,493 |
| Total assets | $ 102,355 | $ 85,666 |
| | | |
| **Liabilities and Stockholders' Deficit** | | |
| | | |
| **Current liabilities:** | | |
| | | |
| Accounts payable | $ 27,608 | $ 18,169 |
| Accrued interest payable | 160,305 | 136,132 |
| Related party advances | 38,450 | 38,450 |
| Notes payable | 355,000 | 325,000 |
| Total current liabilities | 581,363 | 517,751 |
| | | |
| **Commitments and Contingencies** | — | — |
| | | |
| **Stockholders' deficit:** | | |
| Common stock, $.001 par value; 15,000,000 shares authorized, 8,842,000 shares issued and outstanding in 2019 and 2018 | | |
| | 88 | 88 |
| Capital in excess of par value | 260,999 | 260,999 |
| Accumulated deficit | (740,095) | (693,172) |
| Total stockholders' deficit | (479,008) | (432,085) |
| Total liabilities and stockholders' deficit | $ 102,355 | $ 85,666 |

Accompanying notes are an integral part of these financial statements

**ZELGOR INC.**

Statements of Operations

(Unaudited)

| | Years Ended December 31, | |
| --- | --- | --- |
| | 2019 | 2018 |
| Revenues | $ - | $ - |
| | | |
| Cost and expenses: | | |
| Wages and payroll related expenses | 3,322 | 4,450 |
| Legal and professional services | 7,269 | 3,496 |
| Depreciation | 352 | 268 |
| General and administrative | 11,807 | 2,716 |
| | | |
| Total operating expenses | 22,750 | 10,930 |
| | | |
| Loss from operations | (22,750) | (10,930) |
| Other income (expense) | | |
| | | |
| Interest expense | (24,173) | (23,750) |
| Total other income (expense) | (24,173) | (23,750) |
| Net income (loss) before taxes | (46,923) | (34,680) |
| Income tax | - | - |
| Net income (loss) | $ (46,923) | $ (34,680) |
| | | |
| Basic and diluted earnings (loss) per share | $ (0.01) | $ (0.00) |
| Weighted average number of basic and diluted shares outstanding | 8,842,000 | 8,842,000 |

Accompanying notes are an integral part of these financial statements

3

# ZELGOR INC.
## Statements of Stockholders' Deficit
### For the years ended December 31, 2019 and 2018
### (Unaudited)

| | Shares | Amount | Capital in Excess of Par Value | Accumulated Deficit | Total Deficit |
|---|---|---|---|---|---|
| Balance, December 31, 2017 | 8,842,000 | $ 88 | $ 260,999 | $ (658,492) | $ (397,405) |
| Net loss 2018 | — | — | — | (34,680) | (34,680) |
| Balance, December 31, 2018 | 8,842,000 | 88 | 260,999 | (693,172) | (432,085) |
| Net loss 2019 | — | — | — | (46,923) | (46,923) |
| Balance, December 31, 2019 | 8,842,000 | $ 88 | $ 260,999 | $ (740,095) | $ (479,008) |

Accompanying notes are an integral part of these financial statements

**ZELGOR INC.**
Statements of Cash Flows
(Unaudited)

|  | Year Ended December 31, 2019 | Year Ended December 31, 2018 |
|---|---|---|
| **Operating activities** | | |
| Net loss | $ (46,923) | $ (34,680) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | 352 | 268 |
| Changes in non-cash working capital balances: | | |
| Accounts payable | 9,439 | 1,320 |
| Accrued interest payable | 24,173 | 23,750 |
| Cash provided by (used in) operating activities | (12,959) | (9,342) |
| | | |
| **Investing activities** | | |
| Software development costs | (30,151) | (33,018) |
| Purchase of equipment | — | (1,761) |
| Cash used in investing activities | (30,151) | (34,779) |
| | | |
| **Financing activities** | | |
| Proceeds from sale of convertible notes | 30,000 | — |
| Cash provided by financing activities | 30,000 | — |
| | | |
| Increase (decrease) in cash and cash equivalents during the period | (13,110) | (44,121) |
| | | |
| Cash and cash equivalents, beginning of the period | 35,405 | 79,526 |
| Cash and cash equivalents, end of the period | $ 22,295 | $ 35,405 |
| | | |
| | | |
| Cash paid for: | | |
| Interest | $ — | $ — |
| Income taxes | $ — | $ — |

Accompanying notes are an integral part of these financial statements

**ZELGOR INC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018**
**(UNAUDITED)**

## 1. Description of Business and Summary of Accounting Principles

### *Description of the Organization*

Zelgor Inc. ("Zelgor," "we," "our," or the "Company"), was formed as a limited liability company in the state of Delaware on February 10, 2011. We filed a certificate of conversion from a limited liability company to a corporation pursuant to section 265 of the Delaware General Corporation Law on August 3, 2012. The Company's product is a location-based game platform designed to connect epic mobile experiences with the real-world map.

Zelgor's mission is to build games that are simple to learn and difficult to master by creating epic wins that keep users playing longer. Studies show that approximately 66% of mobile gamers quit playing within 24 hours. Although most mobile games provide short-term gratification, they frequently fail to provide the feeling of immense satisfaction that comes from achieving something that you once thought impossible. We believe that both are critical to long-term success in the game space.

The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company's fiscal year end is December 31. The Company operates from its headquarters in Boston, Massachusetts.

### *Income Taxes*

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible. A valuation allowance has been established to eliminate the Company's deferred tax assets as it is more likely than not that none of the deferred tax assets will be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the

taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense. The Company has determined that it had no significant uncertain tax positions requiring recognition or disclosure.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

### *Revenue Recognition*

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The Company adopted the new standard as of January 1, 2018, utilizing a full retrospective transition method. Adoption of the new standard resulted in no changes for revenue recognition related as the Company has not yet generated revenue.

Topic 606 established that the Company recognize revenue using the following five-step model:

• Identification of the contract, or contracts, with a customer;
• Identification of the performance obligations in the contract;
• Determination of the transaction price;
• Allocation of the transaction price to the performance obligations in the contract; and
• Recognition of revenue when or as, the Company satisfies a performance obligation.

### *Stock-Based Compensation*

The Company accounts for employee stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including the vesting of restricted stock grants to employees, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to common stock and capital in excess of par value during the period during which services are rendered.

The Company follows ASC Topic 505-50, formerly EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods and Services," for common stock issued to consultants and other non-employees. These shares of common stock are issued as compensation for services provided to the Company and are accounted for based upon the fair market value of the common stock.

### Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income or loss by the weighted-average number of shares outstanding. To the extent that stock options and convertible debt are anti-dilutive, they are excluded from the calculation of diluted earnings (loss) per share. See Note 9 for details of potentially dilutive securities.

### Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents during fiscal 2019 and 2018.

### Equipment

Equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Equipment is depreciated on the straight-line method over the estimated useful lives of the assets. Equipment will be depreciated over a five-year useful life. Any construction in progress is stated at cost and depreciation will commence once the project is constructed and placed in service.

### Asset Impairment

Long-lived assets, such as computer equipment and software development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company recorded no asset impairment in 2019 or 2018.

### General and Administrative Expenses

General and administrative expenses include office supplies, software and other overhead expenses.

### Software Development Costs

In accordance with ASC 985-20-25, *Costs of Software to Be Sold, Leased, or Marketed*, software development costs are expensed as incurred until technological feasibility and marketability has been established. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. Total cumulative capitalized software development costs were $78,919 and $48,768 at December 31, 2019 and 2018, respectively.

No amortization expense of the software development costs has been recognized given that the software has not yet been released to the general public.

### Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimate relates to the accruals for income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

### Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 – "Leases (Topic 842)." Under ASU 2016-02, entities will be required to recognize lease asset and lease liabilities by lessees for those leases classified as operating leases. Among other changes in accounting for leases, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. The amendments in ASU 2016-02 will become effective for nonpublic companies for fiscal years beginning after December 15, 2021, including interim periods with those fiscal years, for public business entities. We are currently evaluating the effect of the adoption of ASU 2016-02 will have on our results of operations, financial position or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

## 2. <u>Going Concern Matters and Realization of Assets</u>

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained recurring losses from its continuing operations and as of December 31, 2019, had negative working capital of $559,068 and a stockholders' deficit of $479,008. In addition, the Company is unable to meet its obligations as they become due and sustain its operations. The Company believes that its existing cash resources are not sufficient to fund its continuing operating losses, capital expenditures, lease and debt payments and working capital requirements.

The Company may not be able to raise sufficient additional debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence. Management's plans include:

1. Seek to raise equity for working capital purposes and to force conversion of or pay existing debt balances. With sufficient additional cash available to the Company, it can make the additional development expenditures necessary to develop a commercially viable product and generate revenues, and consequently cut monthly operating losses.

10

2.  Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

## 3. **Equipment**

Equipment, net consists of the following as of December 31, 2019 and 2018

|  | 2019 | 2018 |
|---|---|---|
| Computer equipment | $ 1,761 | $ 1,761 |
| Accumulated depreciation | (620) | (268) |
| Equipment, net | $ 1,141 | $ 1,493 |

For the years ended December 31, 2019 and 2018, depreciation expense amounted to $352 and $268, respectively.  Equipment is depreciated over a five-year life.

## 4. **Debt**

Notes payable amounted to $355,000 and $325,000 at December 31, 2019 and 2018, respectively.  $325,000 of the notes are past due and $30,000 of the notes mature on May 15, 2020.  Notes totaling $250,000 have an interest rate of 8% per annum and notes totaling $105,000 have an interest rate of 5% per annum.

The notes payable have conversion rights into preferred stock.  If a Qualified Financing occurs on or prior to the maturity date, then the outstanding principal amount of the notes payable and all accrued and unpaid interest on the notes shall automatically convert into fully paid and non-assessable shares of the preferred stock issued in such Qualified Financing at a conversion price equal to 80% of the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing.  Qualified Financing is defined as a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $1,000,000 (including all proceeds from the incurrence of indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital.  In the event of a change of control, the outstanding principal amount of all notes payable, plus all accrued and unpaid interest, in each case that has not otherwise been previously converted into equity securities, shall be due and payable immediately prior to the closing of such change of control, together with a premium equal to 50% of the outstanding principal amount to be prepaid.

The Company has not yet established a class of preferred stock and consequently, there are no additional rights or terms available to such debt holders.

The Company has received cash advances from several related parties totaling $38,450 as of December 31, 2019 and 2018.  The advances were made with a zero percent interest rate and no maturity date.

Accrued interest payable amounted to $160,305 and $136,132 at December 31, 3019 and 2018, respectively.  The Company recorded interest expense of $24,173 and $23,750 in the years ended December 31, 2019 and 2018, respectively.  No cash interest payments have been made.

## 5. Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

### *Fair Value Hierarchy*

The Fair Value Measurements Topic of FASB's ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

### *Determination of Fair Value*

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value where it is practicable to do so for financial instruments not recorded at fair value are as follows:

### *Cash and cash equivalents, accounts receivable, and accounts payable*

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.  In general, carrying amounts approximate fair value because of the short maturity of these instruments.

### *Long-lived Assets*

All carrying amounts of long-lived assets approximate fair value.

### *Debt*

At December 31, 2019 and 2018, the Company's convertible debt was carried at its face value plus accrued interest. Based on the financial condition of the Company, it is impracticable for the Company to estimate the fair value of its short and long-term debt.

The Company has no instruments with significant off-balance sheet risk.

## 6. <u>Income Taxes</u>

Since its inception, the Company has never recorded a provision or benefit for federal and state income taxes.

At December 31, 2019, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $489,000 expiring in the years of 2020 through 2035. Utilization of the net operating losses may be subject to annual limitations provided by Section 382 of the Internal Revenue Code and similar State provisions due to ownership changes that may occur in the future.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2019 and 2018 were as follows:

|  | 2019 | 2018 |
|---|---|---|
| Deferred tax assets, net: | | |
| Net operating loss carryforwards | $ 103,000 | $ 93,000 |
| Valuation allowance | 103,000 | 93,000 |
| | | |
| Net deferred assets | $ — | $ — |

The valuation allowance increased to approximately $103,000 at December 31, 2019, from $93,000 at December 31, 2018 as a result of the net loss in the year ended December 31, 2019.

The following is a reconciliation of the tax provisions for the years ended December 31, 2019 and 2018 with the statutory Federal income tax rates:

|  | Percentage of Pre-Tax Income | |
|---|---|---|
|  | 2019 | 2018 |
| Statutory Federal income tax rate | 21.0% | 21.0 % |
| Loss generating no tax benefit | (21.0) | (21.0) |
| | | |
| Effective tax rate | — | — |

The Company did not have any material unrecognized tax benefits as of December 31, 2019 and 2018. The Company does not expect the unrecognized tax benefits to significantly increase or decrease within the next twelve months. The Company recorded no interest and penalties relating to unrecognized tax benefits as of and during the years ended December 31, 2019 and 2018. The Company is subject to U.S. federal income tax, as well as taxes by various state jurisdictions. The Company is currently open to audit under the statute of limitations by the federal and state jurisdictions for the years ending December 31, 2017 through 2019.

### 7. Commitments and Contingencies

#### *Litigation*

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated.  Costs for professional services associated with litigation claims are expensed as incurred.  As of December 31, 2019, the Company has not accrued or incurred any amounts for litigation matters.

#### *Leases*

The Company has no leases.  The headquarters is shared with another company to which our Chief Executive Officer provides part-time consulting services, and there is no expense to the Company for utilization of the space.

### 8. Stockholders' Deficit

The Company is authorized to issue 15,000,000 shares of its common stock, par value $0.00001.   8,842,000 shares are outstanding at December 31, 2019 and 2018, respectively.

During the years ended December 31, 2018 and 2017, the Company granted 400,000 and 200,000 shares of common stock, respectively, under consulting agreements that were subsequently amended so that the grants contain a vesting provision that allows the stock to vest with a change in control or other liquidity events.  The Company believes that such events are tantamount to a performance condition and are unlikely to occur until an event takes place.  The shares were valued at $142,200, however, no recognition of the grant is recorded in these financial statements given the remote possibility of these contingencies occurring.  $142,200 will be appropriately expensed upon one of the contingencies being met.

Based upon trading prices of the Company's stock on a private equity trading platform, the per share price of each on the stock grants was $0.237.

$355,000 of notes payable, plus any accrued interest payable on such notes, is convertible into preferred stock at a 20% discount to the price per share that is paid by other purchasers of preferred stock sold in a qualified financing.   Preferred stock is not currently authorized, and the rights and preferences of any preferred stock issued in the future shall be determined in a negotiation with an investor that desires to purchase preferred stock form the Company.

## 9. <u>Loss Per Common Share</u>

Loss per common share data was computed as follows:

|  | 2019 | 2018 |
|---|---|---|
| Net loss | $ (46,923) | $ (34,680) |
| Weighted average common shares outstanding | 8,842,000 | 8,626,129 |
| Effect of dilutive securities | — | — |
| Weighted average dilutive common shares outstanding | 8,842,000 | 8,626,129 |
| Earnings (loss) per common share – basic | $ (0.00) | $ (0.00) |
| Earnings (loss) per common share – diluted | $ (0.00) | $ (0.00) |

All of the Company's notes payable are convertible into shares of preferred stock; however, the notes cannot be converted until certain contingencies are met. Consequently, any potentially issuable shares of common stock resulting from a note conversion have not been considered.

During the years ended December 31, 2018 and 2017, the Company granted 400,000 and 200,000 shares of common stock, respectively, that vest with a change in control or other liquidity events (an "Event"), and the Company considers it unlikely that an Event will occur. Consequently, any potentially issuable shares of common stock resulting from the possible vesting of the stock grants have not been considered in the calculation of the loss per common share.

## 11. <u>Subsequent Events</u>

Subsequent to December 31, 2019, a novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a pandemic by the World Health Organization. As of April 8, 2020, our operations have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020. Our operations have adapted remote workspaces, including ongoing and planned programming and product enhancements. Our software development and next expected milestones of our product may be impacted, and we may experience delays in anticipated timelines and milestones.

The Company has signed an engagement letter with Netcapital Funding Portal Inc. ("Netcapital") to offer the sale of the Company's common stock to the public under the exemption provided by Section 4(a)(6) of the Securities Act of 1933. This exemption is known as the crowdfunding exemption, or Regulation CF. In February 2020, the Company created a campaign page on Netcapital's website and is offering up to 1,070,000 shares of common stock for sale at a price of $0.50 per share to generate gross proceeds of up to $535,000.

The Company evaluated subsequent events through April 8, 2020. There were no other material subsequent events that required recognition or additional disclosure in these financial statements